FOIA CONFIDENTIAL TREATMENT REQUEST	+1 617 526 6000 (t)
+1 617 526 5000 (f)

The entity requesting confidential treatment is:
Editas Medicine, Inc.
300 Third Street, First Floor

Cambridge, Massachusetts 02142

Attn: Katrine S. Bosley
President and Chief Executive Officer
(617) 401-9000

January 5, 2016

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Suzanne Hayes

Re:              Editas Medicine, Inc.
Registration Statement on Form S-1
Filed January 4, 2016
File No. 333-208856

Ladies and Gentlemen:

On behalf of Editas Medicine, Inc. (the “Company”), set forth below is additional information to supplement the Company’s prior response to comment 14 contained in the letter dated November 13, 2015 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Draft Registration Statement on Form S-1 (File No. 377-01180), submitted by the Company to the Commission on October 16, 2015.  Such Draft Registration Statement has been updated by the Company as reflected in the registration statement referenced above (File No. 333-208856), which was publicly filed by the Company on January 4, 2016 (the “Registration Statement”).  The supplemental response set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

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Determining the Fair Value of Common Stock Prior to the IPO

As disclosed in the Registration Statement, the Company has historically determined the fair value of its common stock on each equity grant date based on a variety of factors, including contemporaneous and, in certain instances, retrospective valuations with the assistance of third-party valuation specialists.  The contemporaneous valuations as of October 31, 2014 and June 1, 2015 were prepared using the option-pricing method.  The contemporaneous valuations as of August 4, 2015 and October 23, 2015 and the retrospective valuations as of April 16, 2015, June 1, 2015, and September 14, 2015 were prepared using a hybrid of the option-pricing method and the probability-weighted expected return method.  The valuation analyses included judgments regarding the determination of an appropriate valuation method at each grant date, and other judgments and estimates including the time to completing an initial public offering (“IPO”) or other liquidity event, the probabilities assigned to such events, and the related enterprise values  under each scenario, among other factors. The Company determined that the fair value of its common stock increased from $0.25 per share as of October 31, 2014 to $4.31 per share at October 23, 2015.  The primary drivers of the increase were the Company’s Series B financing in August 2015 and an increase in the probability of an IPO to 60% as of October 23, 2015 based on the Company’s assessment of its development pipeline, market conditions and progress towards undertaking an IPO, as well as decreases in the time to a projected liquidity event and the discount for lack of marketability of the Company’s common stock.

Initial Public Offering Price Range

Rule 83 Confidential Treatment Request by Editas Medicine, Inc.
Request #1

The Company has taken into consideration guidance and market data from its underwriting team that have been presented to and reviewed by the Board of Directors of the Company (the “Board”) and management of the Company at meetings in November and December 2015 and January 2016.  To provide further information for the Staff’s consideration, the Company supplementally advises the Staff that the Company currently anticipates that the price range for this IPO will be within the range of $[**] to $[**] per share (before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement). This anticipated price range is based on a number of factors, including the Company’s future prospects and those of the Company’s industry in general, progress of the Company’s development programs, the market prices of securities of companies engaged in activities similar to the Company’s, existing conditions in the public capital markets and preliminary discussions with the underwriters regarding potential valuations of the Company. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

The anticipated price range for this IPO was determined with reference to several quantitative and qualitative factors, each of which contributed to the difference between the Company’s most recent determination of the value of its common stock as of October 23, 2015 of $4.31 per share and the midpoint of the anticipated offering price range of $[**] per share.  Specifically, the Company believes that the difference between the fair value of its common stock determined as of October 23, 2015 and the midpoint of the anticipated price range for this IPO is primarily the result of the following factors:

Editas Medicine, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Katrine S. Bosley, President and Chief Executive Officer, Editas Medicine, Inc., 300 Third Street, First Floor, Cambridge, Massachusetts 02142, (617) 401-9000, before it permits any disclosure of the bracketed information in Request #1.

•                  The estimated price range for this IPO necessarily assumes that the Company’s IPO has occurred and a public market for the Company’s common stock has been created, and therefore excludes any discount for lack of marketability of the Company’s common stock.  In the October 23, 2015 valuation, the discount for lack of marketability that was applied to the IPO and private company liquidity event scenarios was 5% and 25%, respectively.

•                  The estimated price range for this IPO necessarily assumes that all of the Company’s preferred stock has converted into common stock in connection with this IPO.  The Company’s preferred stock currently has substantial economic rights and preferences over the Company’s common stock.  Upon the closing of this IPO, all outstanding shares of the Company’s preferred stock will convert into common stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock.

•                  The estimated price range is based only upon a scenario in which the Company completes this IPO and is not probability weighted, in contrast to the Company’s prior valuations of its common stock, which considered multiple potential outcomes, some of which would have resulted in a lower value of the Company’s common stock than an initial public offering.  In the October 23, 2015 valuation, the probability weighting for the IPO scenario was 60% and the probability weighting for the private company liquidity event scenario was 40%. The underlying value of the common stock in the private company liquidity event scenario was $1.59 per share.

•                  In “testing-the-waters” meetings held in November and December 2015, the Company received positive feedback from potential investors, which the Company believes increases the likelihood of a successful IPO to greater than 60%.

•                  The Company has taken several steps towards the completion of an IPO, including:

•                  on January 4, 2016, the Company publicly filed the Registration Statement with the Commission;

•                  in December 2015, the Board approved the Company’s certificate of incorporation, bylaws, 2015 stock incentive plan and employee stock purchase plan, all of which will become effective upon the closing of the IPO;

•                  the Board approved the committee charters and various governance policies that will become effective upon the closing of the IPO; and

•                  in anticipation of this IPO, the Board and the Company’s stockholders approved a certificate of amendment to the Company’s certificate of incorporation in order to effect a reverse stock split of the Company’s common stock.

•                  The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources.  In addition, the completion of this IPO would provide the Company with more ready access to the public company equity and debt markets.

•                  In the public markets, the Company believes there are investors who may apply more qualitative and subjective valuation criteria to certain of its pre-clinical assets than the valuation methods applied in the Company’s valuations, although there can be no assurance that this will in fact be the case. As a private company, the Company used a more quantitative methodology to determine the fair value of its common stock and this methodology differs from the methodology used to determine the estimated price range for this IPO. The estimated price range for this IPO was not derived using a formal determination of fair value, but rather was determined by negotiation between the Company and the underwriters. In particular, the estimate of fair value of the Company’s common stock as of October 23, 2015 was not a factor in setting the estimated price range for the IPO.

•                  The price that investors are willing to pay in this IPO, for which the price range is intended to serve as an estimate, may take into account other factors that have not been expressly considered in the Company’s prior valuations, are not objectively determinable, and that valuation models are not able to quantify.

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review.  For the convenience of the Staff, we have provided a self-addressed stamped envelope for this purpose.  We respectfully reserve the right to request that this letter be returned to us at an earlier date.

In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 for the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operations.

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If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6633. Thank you for your assistance.

Very truly yours,

/s/ Rosemary G. Reilly
Rosemary G. Reilly

cc:	Katrine S. Bosley, Editas Medicine, Inc.

Office of Freedom of Information and Privacy Act Operations
Securities and Exchange Commission
100 F Street N.E., Mail Stop 2736
Washington, D.C. 20549